UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

RETAIL VENTURES, INC.
(Exact Name of Registrant as Specified in its Charter)

Ohio (State of Incorporation or Organization)	20-0090238 (I.R.S. Employer Identification No.)
4150 E. Fifth Avenue, Columbus, Ohio
(Address of principal executive offices including zip code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Rights to Purchase Common Stock	NYSE
Securities Act registration statement file number to which this form relates: Not Applicable
Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description Of Registrants’ Securities To Be Registered.
On February 8, 2011, the Board of Directors of Retail Ventures, Inc. (the “Company”) authorized and declared a dividend distribution of one Right for each outstanding share of Company Common Stock to stockholders of record at the close of business on February 24, 2011 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company a unit (a “Unit”) consisting of a number of shares of Company Common Stock at a Purchase Price of $80.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and Computershare Trust Company, N.A., a federally chartered trust company, as Rights Agent.
The Rights Agreement is intended to help protect the Company’s tax net operating losses and certain other tax assets (“Tax Benefits”) by deterring any person (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) from becoming a 5% Shareholder (as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”)) without the approval of the Board of Directors (any such person who becomes a 5% Shareholder, other than as described below, an “Acquiring Person”). Notwithstanding the foregoing, shareholders who own 5% or more (by value) of our outstanding (i) Common Stock, (ii) any preferred stock (other than preferred stock described in Section 1504(a)(4) of the Code) of the Company, (iii) warrants, rights, or options (including options within the meaning of Section 1.382-4(d)(9) of the Treasury Regulations) to purchase stock (other than preferred stock described in Section 1504(a)(4) of the Code) of the Company, and (iv) any other interest that would be treated as “stock” of the Company pursuant to Section 1.382-2T(f)(18) of the Treasury Regulations, “Company Securities”) as of the close of business on February 8, 2011, and shareholders who acquire such an interest solely as a result of (A) a transaction in which such shareholder received the approval of the Board of Directors or (B) an issuance by the Company that was approved by the Board of Directors will not be an Acquiring Person and therefore will not trigger the Rights Plan, so long as they do not acquire any additional Company Securities, or decrease their percentage ownership of Company Securities below 5% and subsequently become a 5% Shareholder.
Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) the close of business on the tenth business day following the date of public announcement that a person has become an Acquiring Person other than by reason of a transaction approved by the Board of Directors or (ii) the close of business on the tenth business day (or such later date as the Board of Directors shall determine prior to the time a person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of the dates in clause (i) or (ii) above being called the “Distribution Date”), provided, however, the Distribution Date shall not occur if the Board of Directors shall have affirmatively determined that, in light of the intent and purposes of this Rights Agreement or other circumstances facing the Company, a Distribution Date shall not be deemed to have occurred.
Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates (or, in the case of shares reflected on the direct registration system, by the notations in the book entry accounts) and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Common Stock will be issued.

The definition of Acquiring Person contained in the Rights Agreement contains several exemptions, including for (i) the Company or any of its subsidiaries; (ii) any employee benefit plan of the Company, or of any subsidiary of the Company, or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan; (iii) the U.S. Government; (iv) any person who becomes a 5% Shareholder as a result of a reduction in the number of Company Securities outstanding due to the repurchase of Company Securities by the Company or a stock dividend, stock split, reverse stock split, or similar transaction effected by the Company, unless and until such person increases its percentage ownership of Company Securities over its lowest percentage ownership of Company Securities on or after the consummation of the relevant transaction (other than an increase solely as a result of a stock dividend, stock split, reverse stock split, or similar transaction effected by the Company); (v) any person who was a 5% Shareholder on the date of the Rights Agreement, or becomes a 5% Shareholder solely by reason of participation in a transaction approved by the Board of Directors, unless and until such person increases its percentage ownership of Company Securities over its lowest percentage ownership of Company Securities on or after the date of the Rights Agreement or the consummation of the relevant transaction, as applicable (other than an increase solely as a result of a stock dividend, stock split, reverse stock split, or similar transaction effected by the Company) or such person decreases its percentage ownership of Company Securities below 5% and thereafter becomes a 5% Shareholder; or (vi) any person who or which inadvertently may become an Acquiring Person (including, without limitation, because (A) such person was unaware that it beneficially owned a percentage of Common Stock that would otherwise cause such person to be an “Acquiring Person” or (B) such person was aware of the extent of its beneficial ownership of Common Stock but had no actual knowledge of the consequences of such beneficial ownership under the Rights Agreement), so long as such person promptly enters into, and delivers to the Company, an irrevocable commitment promptly to divest, and thereafter promptly divests (without exercising or retaining any power, including voting, with respect to such securities), sufficient Company Securities so that such person ceases to be an Acquiring Person, provided, however, that no person shall be an Acquiring Person if the Board of Directors shall have affirmatively determined, prior to the Distribution Date, in light of the intent and purposes of this Rights Agreement or other circumstances facing the Company, that such person shall not be deemed an Acquiring Person.
The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on September 15, 2011 unless such date is advanced or extended or the Rights are earlier redeemed or exchanged by the Company as described below.
As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board and except with respect to shares of Common Stock issued by the Company after the date of the Rights Agreement (i) pursuant to exercises of stock options or as awards under an employee plan or arrangement granted or awarded as of the Distribution Date or (ii) upon the exercise, conversion or exchange of securities issued as of the Distribution Date, Rights will only be issued with respect to shares of Common Stock that were issued prior to the Distribution Date.
In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $80.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $160.00 worth of Common Stock (or other consideration, as noted above) for $80.00. Assuming that the Common Stock had a per share value of $16.00 at such time, the holder of each valid Right would be entitled to purchase ten (10) shares of Common Stock for $80.00.
In the event that, at any time after a person becomes an Acquiring Person, (i) the Company engages in a merger or other business combination transaction (other than a merger or other business combination transaction with a subsidiary of the Company) in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”
At any time after a person becomes an Acquiring Person and prior to the acquisition by an Acquiring Person of 50% or more of the then outstanding shares of Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).
The Purchase Price payable, and the number of Units of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).
With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is under no obligation to issue fractional Units and, in lieu thereof, an adjustment in cash may be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.
At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right, referred to as the “Redemption Price” (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.
Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.
The Rights Agreement between the Company and the Rights Agent that specifies the terms of the Rights, which includes as Exhibit A the Form of Rights Certificate, is included as Exhibit 1, and is incorporated herein by reference in its entirety. This description of the Rights does not purport to be complete and is qualified in its entirety by reference to Exhibit 1 hereto.

Item 2.	EXHIBITS

1	Rights Agreement, dated as of February 8, 2011, between Retail Ventures, Inc. and Computershare Trust Company, N.A., as Rights Agent, including the Form of Rights Certificate attached as Exhibit A thereto and the Summary of Rights to Purchase Common Stock attached as Exhibit B thereto — Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2011.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 8, 2011	RETAIL VENTURES, INC. (Registrant)
	By:	/s/ James A. McGrady
James A. McGrady
Chief Executive Officer, President, Chief Financial Officer and Treasurer

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